

10015903

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Americas Signs with Glazer's and Alliance Beverage"

Released: 28 May 2010

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S
GROUP

28 May 2010

FOSTER'S AMERICAS SIGNS WITH GLAZER'S DISTRIBUTORS AND ARIZONA'S ALLIANCE BEVERAGE

NAPA, CA – Foster's Wine Estates (Americas) announced today it has signed long-term distribution agreements with Glazer's Distributors.

Glazer's will gain the exclusive rights to sell Foster's global portfolio of wines in Texas, Louisiana and Oklahoma.

Foster's also announced it has signed a long-term agreement with Alliance Beverage Distributing Company, a 50-50 partnership between Glazer's Distributors and The Charmer Sunbelt Group, to sell its full portfolio of wines in Arizona.

The agreements mark the continuation of Foster's Route-to-Market Initiative launched after completion of its Global Wine Review last year. Foster's recently announced new agreements in New York, Maryland and the District of Columbia with The Charmer Sunbelt Group. Core elements of the initiative include distributor realignment, sales structure and capabilities reorganization and new performance management systems.

In Texas, Louisiana and Oklahoma, Glazer's will be picking up Foster's Limestone Estates wines which include Penfolds, Lindemans, Rosemount Estate and other brands that have previously been distributed by Republic National Distributing Company (RNDC). Alliance Beverage will be picking up the same brands in Arizona that have been previously distributed by RNDC.

"Glazer's and Alliance Beverage have shown us they are the best fit for our portfolio of wines in these key markets," said Foster's Americas Managing Director Stephen Brauer. "This is an exciting new alignment that marks a new way of working guided by execution excellence, rigorous performance metrics and superior customer service."

Glazer's Chairman and Chief Executive Officer Bennett Glazer said, "We are happy to have completed these new long-term agreements with Foster's Wine Estates. We believe that the combination of their premium brand portfolio and their brand building skills will generate significant value for our business. Glazer's and Foster's will jointly manage the pursuit of local market brand building opportunities in a transparent and collaborative manner, while being aligned in our desire to outperform the market."

The Glazer's and Alliance Beverage agreements will become effective 1 July 2010.

Further information:

Media

Liz McLachlan
Tel: +61 3 8626 2085
Mob: +61 418 651 374

Investors

Ian Betts
Tel: +61 3 8626 2273
Mob: +61 400 532 466